EXHIBIT 3.8

STATE OF COLORADO

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Article 4 of the Articles of Incorporation shall be amended, in part, shall be and read as follows:

"The total number of shares of stock which the Company shall have authority to issue is five billion (5,000,000,000) which shall consist of four billion nine hundred fifty million (4,950,000,000) shares of common stock, $.01 par value per share (the "Common Stock"), and fifty million (50,000,000) shares of preferred stock, $.01 par value per share (the "Preferred Stock")…

IN WITNESS WHEREOF, said Company has caused this certificate to be signed July 25, 2008.

By: /s/ Vera Leonard

      Vera Leonard

Title: President

Name: Vera Leonard